Schedule A

Trusts and Portfolios Covered by the Sub-Advisory Agreement, dated as of January 18, 2017, between

Fidelity Management & Research Company

and

FMR Management & Research (Hong Kong) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date	Annual Sub-Advisory Fee Rate (bp) 0.5 x (individual fund fee rate + group fee rate)
Fidelity Income Fund	Fidelity Flex Core Bond Fund	Fixed-Income	1/18/2017	0.5 x (20 bp + group fee rate)
Fidelity Salem Street Trust	Fidelity Flex Short-Term Bond Fund	Fixed-Income	1/18/2017	0.5 x (20 bp + group fee rate)

Agreed and Accepted as of January 18, 2017

Fidelity Management & Research Company	FMR Management & Research (Hong Kong) Limited

By: /s/Jean Raymond______________	By: /s/Jean Raymond______________
Name: Jean Raymond	Name: Jean Raymond
Title: Treasurer	Title: Treasurer